1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

August 11, 2016

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant” or the “Trust”)

File Nos. 033-12113, 811-05028

Dear Ms. Miller:

In telephone conversations on July 12, July 13 and July 15, 2016 with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 284 (“PEA 284”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 387 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on May 27, 2016. PEA 284 was primarily filed to make changes to the Registrant’s: (i) Asset Allocation Funds Prospectus; (ii) Bond Funds Prospectus; (iii) Credit Bond Funds Prospectus; (iv) Equity-Related Strategy Funds Prospectus; (v) International Bond Funds Prospectus; (vi) Real Return Strategy Funds Prospectus; (vii) Short Duration Strategy Funds Prospectus; (viii) Tax-Efficient Strategy Funds Prospectus; (ix) Quantitative Strategies Prospectus; and (x) Statement of Additional Information. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 284.

All Prospectuses

Comment 1: Complete all missing information and remove all brackets throughout the preliminary filing.

Response: Comment accepted. The Registrant confirms that missing information was provided in the next post-effective amendment relating to the Registrant’s registration statement, which was effective as of July 29, 2016.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Amy Miller August 11, 2016 Page 2

Comment 2: Delete all footnotes to the fee tables relating to interest expense. These footnotes are neither permitted nor required by Form N-1A Item 3. The Staff continues to disagree with the Registrant’s position with respect to including these footnotes. In lieu of such footnotes, consider sub-dividing “Other Expenses” into no more than three sub-captions, as permitted by Instruction 3(c)(iii) to Item 3, or moving the footnote disclosure regarding interest expense outside of the summary prospectuses. See also IM Guidance Update No. 2014-08 (June 2014). Alternatively, the Registrant may consider consolidating all interest expense-related footnotes into a single footnote that describes the components of the unitary fee.

Response: Previously, the Staff has given a similar comment to the Registrant’s initial summary prospectuses filed pursuant to rule 497(k) on July 30, 2009 and August 28, 2009, to Post-Effective Amendment No. 168, as filed October 30, 2009, and several subsequent filings. The Registrant reiterates its prior response.1

With respect to the Staff’s alternative request that the Registrant consolidate all interest expense-related footnotes into a single footnote that describes the components of the unitary fee, the Registrant acknowledges the proposed alternative. While the Registrant has not made any changes in response to this comment, we will consider this proposed alternative in connection with upcoming annual updates for PIMCO-advised open-end fund registrants.

Comment 3: The fee tables disclose certain fee waivers and expense reimbursement arrangements wherein the adviser may recoup certain waivers and reimbursements in future periods not exceeding three years. Confirm that only the Board of Trustees for the Fund, and not the adviser, may terminate the contractual arrangement during the one-year period following the date of the Fund’s registration statement, and revise the footnote accordingly. If the adviser may unilaterally terminate the arrangement during such one-year period, remove all captions in the fee table relating to the fee waiver and/or expense reimbursement arrangements. See Investment Company Release No. 28584 (Jan. 13, 2009). Also, confirm that these arrangements are contractually in place for at least one year following the effective date of the registration statement, the applicable waiver/reimbursement agreements are filed as exhibits to the registration statement and the effect of these arrangements are only reflected in Year 1 of the expense example (if the adviser can unilaterally terminate the arrangement prior to the Year 3 period of the expense example).

[1]

See, e.g., Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Aug. 26, 2009), at 2; Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Oct. 8, 2009), at 1; Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 168 (Dec. 28, 2009), at 4.

Amy Miller August 11, 2016 Page 3

Response: The Registrant confirms that the adviser may not unilaterally terminate the fee waiver and expense reimbursement arrangements reflected in the fee tables during the one-year period following the date of the Fund’s registration statement. Accordingly, no changes to the fee table footnotes has been made in response to this comment.

In addition, we hereby confirm that: (i) that the agreements have an initial term such that they are scheduled to remain in place for at least one year following the effective date of the Fund’s prospectus; (ii) the Expense Limitation Agreements and Fee Waiver Agreements have been filed as exhibits to the Funds’ registration statement; and (iii) the reduced Fund expenses attributable to the Expense Limitation Agreements and Fee Waiver Agreements are reflected only in Year 1 of the Fund’s Expense Example, not Year 3.

Comment 4: With respect to PIMCO’s ability to recoup certain waived fees or reimbursed expenses in future periods, not exceeding three years, confirm that such recoupment will not cause the Fund’s total expenses to exceed the annual expense limit that (1) was in place at the time the amount being recouped was originally waived and (2) is currently in place.

Response: Confirmed. To the extent recoupment of waived or reimbursed expenses is permitted under the applicable agreements, PIMCO’s ability to recoup over the subsequent three year period is subject to the annual expense limit set forth in the applicable agreement.

Comment 5: With respect to the “funds-of-funds,” consider revising each Fund’s Principal Investment Strategies to make it more plain English. For example, consider incorporating headings or bullets to improve readability for investors.

Response: Comment accepted. The “funds-of-funds” have incorporated revisions to each Fund’s Principal Investment Strategies in response to the Staff’s comment, including the use of headings. In addition, in response to Staff comments to other PIMCO-advised registrants,2 the final paragraph of the Principal Investment Strategies, which identifies the Fund as a “fund of funds,” has been moved to the beginning of the Principal Investment Strategies and a definition of “real capital” has been incorporated where applicable. The first paragraph of each of the All Asset Fund’s and All Asset All Authority Fund’s Principal Investment Strategies was revised as follows:

[2]

See Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 82, at comments 12 & 13 (June 28, 2016).

Amy Miller August 11, 2016 Page 4

Fund Summary—Principal Investment Strategies

The Fund is a “fund of funds,” which is a term used to describe mutual funds that pursue their investment objective by investing in other mutual funds. The Fund seeks to achieve its investment objective by investing under normal circumstances substantially all of its assets in Institutional Class or Class M shares of any funds of the Trust or PIMCO Equity Series, an affiliated open-end investment company, except other funds-of-funds, or shares of any actively-managed funds of the PIMCO ETF Trust, an affiliated investment company (collectively, “Underlying PIMCO Funds”). As used in the investment objective, “real return” equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure, and “real capital” equals capital less the estimated cost of inflation measured by the change in an official inflation measure. In addition to investing in Underlying PIMCO Funds, at the discretion of Pacific Investment Management Company LLC (“PIMCO”) and without shareholder approval, the Fund may invest in additional Underlying PIMCO Funds created in the future.

Comment 6: Confirm that the Funds have properly reflected the expenses of short sales, if any, in their fee tables.

Response: Confirmed. All Funds have properly reflected the expenses of short sales in their fee tables, to the extent applicable.

Comment 7: With respect to all Funds with a wholly-owned Cayman subsidiary, or any controlled foreign corporation (“CFC”), which includes any subsidiary(ies) of the CFC:

(i) disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC;

(ii) disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined;

(iii) disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC;

Amy Miller August 11, 2016 Page 5

(iv) disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income;

(v) disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC;

(vi) confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund; and

(vii) confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder. The Staff continues to disagree with the Registrant’s position with respect to including the expenses of the CFC as Acquired Fund Fees and Expenses of the Fund.

Response: The Registrant’s responses, set forth below, are similar to responses provided to similar comments on the Registrant’s Post-Effective Amendment Nos. 126, 133, 171, 200, 257 and 274,3 and are similar to responses provided to similar comments on Post-Effective Amendments filed by other PIMCO-advised registrants.

[3]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 126, at comments 10-14 (July 26, 2007); Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 133, at comment 14 (April 28, 2008); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 171, at comments 10-13 (May 11, 2010); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 200, at comment 13 (July 29, 2011); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 257, at comment 1 (September 3, 2014); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 274, at comment 1 (September 29, 2015).

Amy Miller August 11, 2016 Page 6

Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

In complying with its fundamental and non-fundamental investment restrictions, each Fund will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Fund. However, each Subsidiary that has been established for commodities exposure consistent with the IRS position discussed below will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the parent Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, each Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as its parent Fund, the same practices with regard to pricing and valuation that apply to the Funds apply to the Subsidiaries, and the consolidated financial statements of each Fund and Subsidiary are audited by the Funds’ independent registered public accounting firm. Notwithstanding the foregoing, we note that none of the Subsidiaries is a registered investment company under the 1940 Act, and therefore none of the Subsidiaries is required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits each Fund from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, no Subsidiary will engage in any activity prohibited by the 1940 Act that would cause the corresponding Fund to violate Section 48(a).4

Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.

In approving each parent Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Fund may consider the activities of the Fund’s Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary and the lack of pass-

[4]

For example, if the Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

Amy Miller August 11, 2016 Page 7

through fees to Fund investors on account of the applicable fee waiver agreement. However, the Fund’s Board of Trustees does not approve the Subsidiary’s advisory contract pursuant to Section 15 as the Subsidiary is not a registered investment company under the 1940 Act and therefore is not subject to the requirements of Section 15 thereof.

The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, not a Subsidiary’s assets. Furthermore, the Registrant does not believe a Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the contractual fee waiver (discussed in more detail below) wherein Fund investors do not bear the fees paid to PIMCO under the Subsidiary’s investment advisory contract. Accordingly, the Registrant has not included the Subsidiaries’ investment advisory contracts as exhibits to the Registrant’s registration statement.

Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

The Registrant confirms that each Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). Additionally, each Fund and Subsidiary utilizes the same custodian, State Street Bank & Trust Company.

Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income.

The PIMCO CommodityRealReturn Strategy Fund®, a series of the Registrant, obtained a private letter ruling in which the IRS specifically concluded that income earned from the ownership of its subsidiary constitutes qualifying income to the Fund for purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended. Based on the reasoning in the private letter ruling, each other Fund, as applicable, also seeks to gain exposure to the commodity markets through investments in their respective Subsidiary, as disclosed in various sections of the Funds’ prospectuses and SAI.

Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Amy Miller August 11, 2016 Page 8

To the extent any principal investment strategies and principal risks of a Subsidiary are deemed principal investment strategies and principal risks of the parent Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s prospectus.

Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the fund.

The Registrant confirms that the financial statements of each Subsidiary are consolidated with those of the corresponding Fund.

Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the fund’s prospectus fee table;

The Registrant believes that disclosing the fees and expenses of investing in the Cayman subsidiary as Acquired Fund Fees and Expenses (“AFFE”) in a Fund’s prospectus fee table is consistent with the requirements of Form N-1A. Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under section 3(a) of the Investment Company Act . . . but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act . . . .” The Registrant hereby confirms that each Fund’s Cayman subsidiary meets the definition of a Section 3(a) investment company5, but is exempt therefrom pursuant to Section 3(c)(7) of the 1940 Act. Moreover, the Staff has explained that “AFFE is intended to include the expenses of investments in investment companies, hedge funds, private equity funds, and other entities traditionally considered pooled investment vehicles.”6 Given that “pooled investment vehicles” is commonly understood to include Section 3(c)(7)

[5]

See, e.g., Section 3(a)(1)(A) of the 1940 Act, which defines the term “investment company” to include “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Section 2(a)(22) of the 1940 Act defines the term “issuer” as “every person who issues or proposes to issue any security, or has outstanding any security which it has issued.”

[6]	Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses, http://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm.

Amy Miller August 11, 2016 Page 9

funds,7 and each Fund’s Cayman subsidiary may rely on the Section 3(c)(7) exception from the definition of investment company, the Registrant believes the Cayman subsidiaries clearly fall within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE.

Each Fund’s Cayman subsidiary is a separate pooled investment vehicle and a distinct legal entity separately managed by PIMCO apart from its parent Fund. This structure is intended to comply with the conditions of a Private Letter Ruling from the Internal Revenue Service obtained by the Registrant, which states that income from such Cayman subsidiary will be recognized as qualifying income. The Registrant believes the separate structuring and management of each Cayman subsidiary relative to its parent Fund is further indicia of the appropriateness of treating the subsidiary as an “Acquired Fund” for purposes of the AFFE calculation.

Each Fund’s Cayman subsidiary consolidates its financial statements with those of its parent Fund in part due to a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein the Registrant notified the Office of Chief Accountant of its intent to consolidate a subsidiary in the PIMCO CommodityRealReturn Strategy Fund®’s financial statements and provided its rationale for consolidation. In a subsequent conversation with the Registrant, the Office of Chief Accountant acknowledged that it did not object to the Registrant’s conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from the position described in the Letter. Accordingly, the Registrant continues to believe that the decision to consolidate is appropriate under GAAP. The Registrant is not aware of any SEC rule, form or release indicating that a fund, which otherwise qualifies as an Acquired Fund, is not an Acquired Fund solely because its financial statements are consolidated with those of its parent fund. Moreover, the operative instructions in Form N-1A regarding the classification of annual fund operating expenses for purposes of the prospectus fee table are not the same as, or necessarily tied to, the authoritative accounting literature that addresses when it is appropriate for an investment company to consolidate its financial statements with its wholly-owned subsidiary. For all of these reasons, the Registrant respectfully declines to accept the Staff’s comment.

Confirm in correspondence that: (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

[7]

See, e.g., Rule 206(4)-8 under the Investment Advisers Act of 1940 (defining “pooled investment vehicle” to mean “any investment company as defined in section 3(a) of the [1940 Act] or any company that would be an investment company under section 3(a) of that Act but for the exclusion provided from that definition by either section 3(c)(1) or section 3(c)(7) of that Act”).

Amy Miller August 11, 2016 Page 10

Each Subsidiary has filed with the Staff a consent to service of process and examination of its books and records.8 Each Subsidiary’s books and records are maintained in the United States, together with the parent Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder.

Comment 8: Several Funds include “Global” or “International” in their names. As stated in Rule 35d-1’s Adopting Release, the term “global” and/or “international” connotes diversification among investments in a number of different countries throughout the world, and the Staff expects that Funds that use these terms in their names will invest their assets in investments that are tied economically to a number of different countries throughout the world. Likewise, the Staff would expect that these Funds will invest a significant amount of their respective assets in non-US investments (e.g., at least 40% of assets). Please revise the disclosure to expressly describe how much the Funds will invest in non-US investments. In your response, please provide each “Global” and “International” Fund’s assets invested in non-US investments as of a recent date stated as a percentage of the Fund’s net assets, in addition to on a gross notional basis.

Response: Previously, the Staff has given a similar comment to multiple filings of the Registrant, including Registrant’s Post-Effective Amendment No. 108, as filed on April 16, 2004, Post-Effective Amendment No. 151, as filed May 31, 2007, Post-Effective Amendment No. 248, as filed on May 30, 2013, Post-Effective Amendment No. 252, as filed on October 16, 2013, Post-Effective Amendment No. 257, as filed on May 30, 2014, and Post-Effective Amendment No. 274, as filed on May 29, 2015. The Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 108, 151, 248, 252, 257 and 274.9

[8]

Each Subsidiary submits to jurisdiction in the United States by virtue of having filed an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

[9]

See Letter from Frederick B. Lohr to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 108, at 36 (July 30, 2004); Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 151, at 8 (July 26, 2007); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 248, at 4 (July 29, 2013); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 252, at 2 (December 30, 2013); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 257, at comment 5 (September 3, 2014); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 274, at comment 2 (September 29, 2015).

Amy Miller August 11, 2016 Page 11

Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.10 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).11 Accordingly, the Registrant believes the Funds’ current disclosure regarding the number of countries in which such Funds will invest is sufficient.12

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.13 Furthermore, the application of a particular quantified test to a Fund (i.e., “significant amount”) would result in disparate treatment of the Funds as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the words “global,” “international,” or “worldwide” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

[10]	35d-1 Adopting Release.

[11]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998) (“Release No. 23064”)).

[12]

For example, the Fund Summary—Principal Investment Strategies section for the PIMCO Global Advantage Strategy Bond Fund states “The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.”

[13]

See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.” (emphasis added).

Amy Miller August 11, 2016 Page 12

In response to the Staff’s request for certain information relating to the “global” and “international” Funds’ non-U.S. investments, please see the table below. The table below provides each “global” and “international” Fund’s approximate investment in securities and instruments economically tied to non-U.S. countries, stated as a percentage of the Fund’s (i) net assets at market value and (ii) gross total assets, as of July 21, 2016. As noted above, each of these Funds complies with its guideline with respect to the use of “global” and “international” in the Fund’s name (i.e., each Fund’s investments are economically tied to at least three different countries).

Fund Name	% of Net Assets (Market Value)	% of Gross Total Assets
Global Advantage Strategy Bond Fund	82.97%	62.36%
Global Bond Fund (Unhedged)	72.43%	53.50%
Global Bond Fund (U.S. Dollar-Hedged)	76.53%	63.45%
Global Multi-Asset Fund	45.81%	59.70%
RAE Fundamental PLUS International Fund	23.81%	52.83%
RAE Low Volatility PLUS International Fund	32.98%	53.36%
StocksPLUS® International Fund (U.S. Dollar-Hedged)	22.53%	64.81%
StocksPLUS® International Fund (Unhedged)	24.38%	54.61%

Comment 9: Several Funds use a blended index as their primary broad-based securities market index. The Staff continues to disagree with the Registrant’s position on the use of a blended index as a Fund’s primary index. The Staff believes a blended index may be appropriate as a secondary index, but not as a primary index. Revise to include a “broad-based securities market index” as each Fund’s primary index, as applicable. See Investment Company Act Rel. No. 19382 (Apr. 6, 1993).

Response: The Registrant’s response, set forth below, is substantially similar to the response provided to a similar comment on the Registrant’s Form N-CSR for the period ended March 31, 2015, and the responses provided to a similar comment on the Post-Effective Amendment filed by another PIMCO-advised registrant.14

[14]

See Letter from Adam T. Teufel to Kenneth Ellington, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on the Registrant’s Form N-CSR for the period ended March 31, 2015, at comment 5 (March 4, 2016); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust’s Post-Effective Amendment No. 82, at comment 21 (June 28, 2016).

Amy Miller August 11, 2016 Page 13

The Registrant is aware of multiple fund groups that similarly use a blended index as the “broad-based securities market index” for a fund registered on Form N-1A. The Registrant believes that blended primary benchmark indexes are frequently used across a variety of fund groups, particularly with respect to sector funds and alternative strategy funds (such as the Registrant’s Funds that use a blended index), in recognition of the fact that such indexes are more reflective of the market for the principal investments of such funds than a non-blended index.

The Registrant is not aware of any authoritative guidance from the SEC or Staff indicating that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A; however, the Registrant believes its approach is consistent with the limited authoritative guidance from the SEC and the Staff regarding the definition and purpose of an “appropriate broad-based securities market index,” including the specific release noted in the Staff’s comment.

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”15 In rejecting the mandatory use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”16 The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”17 The Registrant respectfully notes that the Fund’s blended primary benchmark index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries.”

[15]	Release No. 23064.

[16]	Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. 33-6988 (Apr. 6, 1993).

[17]	Id.

Amy Miller August 11, 2016 Page 14

Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC stated:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.18 (emphasis added)

Finally, in regards to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period” (emphasis added).19

The Registrant believes that the use of a blended primary benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above. As the Staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes (e.g., a mix of equity securities, fixed-income securities and alternative strategies) with various weightings. As a result, it is often the case that the performance of a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index such as the S&P 500 Index. In this regard, the Registrant believes that a blended primary benchmark index, consisting of component indexes that are

[18]	Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).

[19]	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

Amy Miller August 11, 2016 Page 15

intended to represent similar risk attributes as each distinct portion of the fund’s holdings, may provide investors with a more useful basis for evaluating the applicable Fund’s performance and risks relative to the markets in which the Fund invests, consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.

In light of each Fund’s investment objective and principal investment strategies, the Registrant believes the blended index is “appropriate” within the meaning of the Form N-1A definition because the blended index reflects the market for the principal investments of the Funds. Importantly, each component index individually, as well as the blended index collectively, is calculated and administered by an organization unaffiliated with the applicable Fund, its investment adviser and principal underwriter.20

The Registrant also believes that a blended index would be sufficiently “broad-based” if the index, when considered as a whole, is sufficiently representative of a broad segment of the securities market such that it is “not composed of securities of firms in a particular industry or group of related industries.” Also, certain component indexes of the blended index are themselves “broad-based securities market indexes.”21 The Registrant believes that the blended index, when considered as a whole, represents a sufficiently broad segment of the securities market that it should be deemed to be a “broad-based securities market index.” Accordingly, the Registrant believes the blended index provides investors with a basis for evaluating the applicable Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

In addition, the Registrant emphasizes that, consistent with the SEC’s guidance that funds should have “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests”, funds should be given considerable deference in determining whether a blended benchmark index is an “appropriate broad-based securities market index.”

[20]

“To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter . . . .”Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

[21]

We note the Barclays U.S. Aggregate Index is the “appropriate broad-based securities market index” for the PIMCO Global Advantage® Strategy Bond Fund, a series of the Registrant. Many registered open-end funds use one or the other component index of the Funds’ blended index as their “appropriate broad-based securities market index.”

Amy Miller August 11, 2016 Page 16

Comment 10: Given the use of “Income” in several Funds’ names, revise each such Fund’s Investment Objective to indicate how the Fund seeks income. Certain of these Funds’ current Investment Objectives are to seek maximum total return, consistent with prudent investment management, which may be more appropriate as a secondary investment objective.

Response: The Registrant believes each current investment objective is consistent with the applicable Fund’s name since income earned on a Fund’s investments is both a primary component of “total return” within the meaning of the Fund’s investment objective and consistent with the Fund’s use of “Income” in its name.22 Accordingly, no changes to the investment objective have been made in response to this comment.

Comment 11: For Funds that may invest in “senior loans” as part of their principal investment strategies, each Fund’s prospectus does not appear to reference “bank loans,” nor does the Senior Loan Risk disclosure refer to “bank loans.” Please revise the Senior Loan Risk disclosure to clarify that “bank loans” are a type of “senior loans.” Please disclose in an appropriate section of each Fund’s prospectus that it may take longer than 7 days for transactions in bank loans to settle. Each Fund’s prospectus principal risk disclosure does not disclose that bank loans can take significantly longer than 7 days to settle and that this can translate into a risk for investors that they will not timely receive redemption proceeds, or that the Fund will incur losses in selling loans more quickly at discounted prices in order to timely pay redemption proceeds. Please also address how the Funds intend to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

Response: Comment accepted. For Funds that are subject to the principal risk Senior Loan Risk, each Fund’s prospectus disclosure regarding Senior Loan Risk has been revised as follows:

Fund Summary—Principal Risks

Senior Loan Risk: the risk that investing in senior loans, including bank loans, exposes the Fund to heightened credit risk, call risk, settlement risk and liquidity risk. If an issuer of a senior loan prepays or redeems the loan prior to maturity, the Fund will have to reinvest the proceeds in other senior loans or instruments that may pay lower interest rates

[22]

For example, the Fund Summary—Principal Investment Strategies section for the PIMCO Diversified Income Fund states “[t]he ‘total return’ sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security” (emphasis added).

Amy Miller August 11, 2016 Page 17

(new language emphasized)

Description of Principal Risks

Senior Loan Risk

To the extent a Fund invests in senior loans, including bank loans, the Fund may be subject to greater levels of credit risk, call risk, settlement risk and liquidity risk than funds that do not invest in such securities. These instruments are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments and may be more volatile than other types of securities. An economic downturn or individual corporate developments could adversely affect the market for these instruments and reduce the Fund’s ability to sell these instruments at an advantageous time or price. An economic downturn would generally lead to a higher non-payment rate, and a senior loan may lose significant market value before a default occurs. A Fund may also be subject to greater levels of liquidity risk than funds that do not invest in senior loans. In addition, the senior loans in which a Fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in senior loans may involve greater costs than transactions in more actively traded securities. Restrictions on transfers in loan agreements, a lack of publicly-available information, irregular trading activity and wide bid/ask spreads, among other factors, may, in certain circumstances, make senior loans more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in a Fund being unable to realize full value for the senior loans and/or may result in a Fund not receiving the proceeds from a sale of a senior loan for an extended period after such sale, each of which could result in losses to a Fund. Senior loans may have extended trade settlement periods, including settlement periods of greater than 7 days, which may result in cash not being immediately available to a Fund. If an issuer of a senior loan prepays or redeems the loan prior to maturity, a Fund will have to reinvest the proceeds in other senior loans or similar instruments that may pay lower interest rates. Because of the risks involved in investing in senior loans, an investment in a Fund that invests in such instruments should be considered speculative.

(new language emphasized)

Amy Miller August 11, 2016 Page 18

With respect to how the Funds may meet short-term liquidity needs which may arise as a result of the potentially lengthy settlement period for certain senior loans, each Fund may borrow money to the extent permitted under the 1940 Act, which includes bank borrowings up to 1/3 of the Fund’s total assets, temporary administrative borrowings up to 5% of the Fund’s total assets and engaging in reverse repurchase agreements and other economically similar transactions. A Fund may also participate in inter-fund lending transactions consistent with the terms of the Registrant’s SEC exemptive relief. In particular, the Senior Floating Rate Fund, High Yield Fund and High Yield Spectrum Fund have each entered into a credit agreement with State Street Bank & Trust Company and other commercial banks to be utilized for temporary purposes to fund shareholder redemptions or for other short-term liquidity purposes. As of the Funds’ most recent fiscal year-end, the Funds have not borrowed on these lines of credit.

Comment 12: Explain the circumstances under which New/Small Fund Risk would be added as a principal risk of a Fund. Also, for the funds-of-funds, revise the principal risks section to clarify which risks (e.g., New/Small Fund Risk) are principal risks that arise at the fund of funds level as compared to those principal risks that arise at the Underlying Funds level.

Response: Comment accepted. The determination of whether to include New/Small Fund Risk as a principal risk of a Fund is made based on a consideration of how long the Fund has been operational and the current assets under management for the Fund. As the title of the risk implies, newer and/or smaller Funds include New/Small Fund Risk as a principal risk of the Fund.

In addition, the Registrant has revised the principal risk section for the funds-of-funds prospectuses by including the following section headings in order to clarify the level at which the principal risks to the Fund arise:

Fund Summary—Principal Risks

It is possible to lose money on an investment in the Fund. The principal risks of investing in the Fund, which could adversely affect its net asset value, yield and total return, are listed below.

Principal Risks of the Fund

[. . .]

Certain principal risks of investing in the Underlying PIMCO Funds, and consequently the Fund, which could adversely affect its net asset value, yield and total return, are listed below.

Amy Miller August 11, 2016 Page 19

Certain Principal Risks of Underlying PIMCO Funds

As used in the risk disclosures below, the term “Fund” refers to one or more Underlying PIMCO Funds.

[. . .]

Comment 13: Confirm whether there is any limitation on a Fund’s ability to invest in collateralized loan obligations (“CLOs”) or collateralized debt obligations (“CDOs”). In your response, please provide each Fund’s assets invested in CLOs and CDOs to the extent a Fund has invested more than 15% of its net assets in CLOs/CDOs as of a recent date. If a Fund has invested more than 15% of its net assets in CLOs and CDOs as of such recent date, please explain the Board of Trustees’ process for determining that CLOs and CDOs are liquid.

Response: With respect to those Funds that may invest in CLOs and CDOs, most do not have an express limitation on the percentage of assets that may be invested in CLOs and CDOs. However, to the extent a CLO and/or CDO is deemed illiquid by PIMCO, a Fund’s investment in such illiquid CLO and/or CDO will be counted towards the Fund’s 15% of net assets limitation on investment in illiquid securities. As of June 30, 2016, no Fund’s investment in CLOs and CDOs in the aggregate exceeded 15% of the Fund’s net assets.

Asset Allocation Funds Prospectus

Comment 14: For the PIMCO All Asset Fund, the Fund will not invest in the Short Strategy Underlying PIMCO Funds as part of its principal investment strategies. However, the Fund includes Short Sale Risk as a principal risk of the Fund’s investments in the Underlying PIMCO Funds. Explain how the Fund can be exposed to the risks associated with short sales if it is not investing in the Short Strategy Underlying PIMCO Funds.

Response: Although the All Asset Fund does not invest in the “Short Strategy Underlying PIMCO Funds,” the All Asset Fund may invest in other Underlying PIMCO Funds that are subject to Short Sale Risk, which in turn subjects the All Asset Fund to the principal risk of engaging in short sales. Please see the response to comment 12 above confirming that the All Asset Fund’s Principal Risks section has been revised to include section headings to clarify which risks arise at the fund-of-funds level and the Underlying PIMCO Funds level.

Comment 15: For the PIMCO RealPath Income Fund, explain how the S&P Target Date Retirement Income Index is an appropriate broad-based securities market index within the meaning of Instruction 5 to Item 27(b)(7) of Form N-1A. Please explain why the Fund’s primary index was changed.

Amy Miller August 11, 2016 Page 20

Response: Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”23

The Registrant believes the S&P Target Date Retirement Income Index is “appropriate” within the meaning of the Form N-1A definition since the index reflects the Fund’s investment objective of seeking maximum real return, consistent with preservation of real capital and prudent investment management. The change in benchmark index was precipitated by the index provider’s notice that the prior index would no longer be calculated after June 30, 2016. The Fund’s new broad-based securities market index was selected as its use is closely aligned with the Fund’s principal investment strategies. Importantly, the index is calculated and administered by an organization unaffiliated with the Fund, its investment adviser and principal underwriter.24 Accordingly, the Registrant believes the index provides investors with a basis for evaluating the Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

Bond Funds Prospectus

Comment 16: For the Extended Duration Fund, the Principal Investment Strategies states: “The average portfolio duration of this Fund normally varies within three years (plus or minus) of the portfolio duration of the securities comprising the Citi STRIPS Index, 20+ Year Sub-Index, as calculated by PIMCO, which as of [    ] was [    ] years.” Add a parenthetical noting the potential duration range, such as “(e.g., 1 to 5 years).”

Response: As noted in the sentence cited by the Staff’s comment, there is no pre-set limit on the Fund’s effective duration except that it will normally vary within a three-year range (plus or

[23]	Release No. 23064.

[24]

“To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter….” Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

Amy Miller August 11, 2016 Page 21

minus) of the duration of the securities comprising a benchmark index. In order to provide context for this duration guideline, the Fund provides the benchmark index’s effective duration as of a particular date. However, as the benchmark index’s effective duration increases or decreases over time, the Fund’s effective duration will normally vary within a three-year range (plus or minus) relative to the real-time changes in the duration of the benchmark index. We believe providing a range for the Fund’s duration relative to the benchmark index’s duration on a particular date may over-emphasize the importance of the index’s duration on that particular date, and may therefore create investor confusion. For example, investors could misconstrue the listed range as the outer limits of the Fund’s potential future duration, which would not be true since the Fund only seeks to maintain a duration that is within three years of the benchmark index’s duration. Accordingly, the Registrant respectfully declines to add a parenthetical to the disclosure noting the Fund’s potential duration rage on the date for which the benchmark index’s duration is provided.

Credit Bond Funds Prospectus

Comment 17: For the Floating Income Fund, please consider revising the principal investment strategies disclosure stating “[t]he Fund may invest in contingent convertible securities” to “[t]he Fund will invest in contingent convertible securities” given the Fund’s material investment in contingent convertible securities as of a recent date. Consider whether additional principal investment strategies or principal risks disclosure relating to contingent convertible securities is appropriate in light of current market conditions.

Response: The Registrant reviewed its current disclosure in light of current market conditions as indicated by the Staff’s comment. The Registrant believes the disclosure relating to contingent convertible securities remains appropriate as is. Accordingly, no changes have been made in response to this comment.

Short Duration Strategy Funds Prospectus

Comment 18: As the October 2016 deadline approaches for money market funds to comply with the new Rule 2a-7 requirements, explain the steps the Registrant is taking to ensure that each of the Registrant’s money market funds is in compliance with new Rule 2a-7 by the October compliance date.

Response: The recent amendments to Rule 2a-7 require that money market funds comply with certain new requirements no later than October 14, 2016. As disclosed to the PIMCO Government Money Market and PIMCO Money Market Funds’ investors in a sticker filing made pursuant to Rule 497 on February 26, 2016, the Funds’ Board of Trustees approved the reorganization of the PIMCO Money Market Fund into the PIMCO Government Money Market

Amy Miller August 11, 2016 Page 22

Fund. The reorganization is expected to occur on or about September 23, 2016. Thereafter, the PIMCO Government Money Market Fund will continue to operate as a “government money market fund” in accordance with the requirements of Rule 2a-7.

The Registrant notes that the PIMCO Treasury Money Market Fund has never commenced operations. PIMCO has no plans to launch the Fund in the future, and will be seeking the approval of the Fund’s Board of Trustees to terminate the Fund at the August 2016 meeting of the Board.

SAI

Comment 19: The SAI states, “Subject to the Trust’s limitation on concentration of no more than 25% of its total assets in the securities of issuers in a particular industry, as described in the ‘Investment Restrictions’ section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to disclose that each Fund that has adopted a policy to not concentrate in any particular industry (the “Non-Concentration Policy”) may not invest more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry or group of industries. The Staff believes the Non-Concentration Policy should limit a Fund’s investment to no more than 25% of its assets in foreign bank obligations. In your response, please identify each Fund subject to the Non-Concentration Policy that invests more than 25% of its assets in obligations of foreign banks, and provide the percentage of each Fund’s assets invested in such obligations, each as of a recent date.

The Staff continues to disagree with the Registrant’s practice regarding the treatment of foreign bank obligations for purposes of applying the Non-Concentration Policy. The Registrant has previously stated that it uses the SIC codes for purposes of assigning instruments to particular industries, and suggested that foreign bank obligations may be assigned to one of multiple different SIC codes for purposes of industry classification. However, the Staff believes that SIC codes are not the definitive methodology for assigning instruments to particular industries, but rather the Registrant must consider the reasonableness of such industry classifications for purposes of applying the concentration policy.

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations in the aggregate, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. This standard is consistent with the Funds’ concentration policy, which provides that a Fund may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

Amy Miller August 11, 2016 Page 23

At the time of investment, the Funds review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.25 While the Registrant has no particular view on whether foreign bank obligations are always assigned to a single SIC code, or may be assigned to one of multiple SIC codes, in the event that foreign bank obligations are assigned to multiple different SIC codes, a Fund could theoretically invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the Fund does not concentrate “in a particular industry,” which is defined as a single SIC code. In other words, the Funds’ concentration policy does not restrict a Fund from investing more than 25% of its assets in a “group of industries” (i.e., foreign bank obligations assigned to multiple SIC codes) as suggested by the Staff’s comment, only from doing so “in a particular industry” (i.e., foreign bank obligations assigned to a single SIC code). This distinction is consistent with prior SEC guidance.26

The Registrant confirms that it has considered the reasonableness of its industry classifications that results from use of the SIC codes for purposes of assigning instruments to particular industries. Among the reasons for using the SIC codes for this purpose is the Staff’s own guidance in Guide 19 to Form N-1A, wherein the Staff said:

In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports With the Securities and Exchange Commission (the “Directory”) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

[25]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. 13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[26]

Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should . . . specify in the prospectus the industry or group of industries in which it will concentrate…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

Amy Miller August 11, 2016 Page 24

Importantly, the Directory uses the SIC codes for purposes of industry classifications, and the Registrant’s approach is entirely consistent with Guide 19’s statement that “[a] registrant may refer to the Directory” for industry classification purposes. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 20: The SAI does not appear to define “senior loans” as inclusive of “bank loans.” Please revise the Senior Loans disclosure accordingly. Also, revise this disclosure to clarify that references to “extended settlement” mean that it may take longer than 7 days for transactions in bank loans to settle.

Response: The requested edits were made to the prospectus disclosure regarding Senior Loan Risk. Please see the response to comment 11 above.

Comment 21: Page 41 of the SAI states, “[s]ome put options written by a Fund may be primarily for the purpose of providing liquidity to the counterparty and may be structured to have an exercise price that is less than the market value of the underlying securities that would be received by the Fund.” Please explain why a Fund would write put options “primarily for the purpose of providing liquidity to the counterparty.”

Response: A fund would sell put options that are structured to remain “out-of-the-money” only in instances when it is in that fund’s best interest. By way of example, the selling of put options that are structured to remain “out-of-the-money” at their expiration date can be a prudent way of generating additional portfolio income. As noted in the disclosure, various counterparties may seek to purchase such put options from a Fund as a means of generating liquidity on their books in order to satisfy various operational or regulatory requirements applicable to the counterparty. The disclosure’s reference to the fact that writing of such put options may also provide liquidity to the counterparty was intended as a factual statement. The Registrant has updated the disclosure in the SAI.

Comment 22: Please confirm that any Fund that includes derivatives when calculating compliance with its 80% Names Rule policy will value such derivatives at market value. If a Fund uses a measure other than market value for purposes of valuing derivatives for Names Rule purposes, in your correspondence please provide the following information: (1) each type of derivative for which it uses a measure other than market value; (2) which measure it uses; and (3) why it uses a measure other than market value. In addition, please explain how the Fund calculates the alternative measure of its derivatives as a percent of its net assets to determine

Amy Miller August 11, 2016 Page 25

whether it complies with the Names Rule. For example, is the alternative measure used for the Fund’s derivatives included only in the numerator, or in both the numerator and the denominator? Please provide one or more numerical examples. We note that prior responses to this comment have indicated that certain derivatives are valued at notional value for purposes of the numerator, but market value for purposes of the denominator, when calculating a Fund’s compliance with its 80% Names Rule policy. Please briefly elaborate on the rationale for using a derivative’s notional value in the numerator and market value in the denominator, in lieu of using the same value in both numerator and denominator.

In addition, Page 63 of the SAI states:

In addition, for purposes of a Fund’s investment policy adopted pursuant to Rule 35d-1 under the 1940 Act, the Fund will count certain derivative instruments, such as interest rate swaps, credit default swaps in which the Fund is buying protection, options on swaps, and Eurodollar futures, at market value in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the exposure provided by these instruments is not equal to the full notional value of the derivative. With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, the Fund will count the full notional value of the derivative in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the Fund’s exposure to the underlying asset is equal to the notional value. For purposes of other investment policies and restrictions, the Funds may value derivative instruments at market value, notional value or full exposure value (i.e., the sum of the notional amount for the contract plus the market value). For example, a Fund may value credit default swaps at full exposure value for purposes of the Fund’s credit quality guidelines because such value reflects the Fund’s actual economic exposure during the term of the credit default swap agreement. In this context, both the notional amount and the market value may be positive or negative depending on whether the Fund is selling or buying protection through the credit default swap. The manner in which certain securities or other instruments are valued by the Funds for purposes of applying investment policies and restrictions may differ from the manner in which those investments are valued by other types of investors. (emphasis added).

Please explain the meaning of “full exposure value.” Also, explain the difference between “full notional value” and “notional value,” or if none, delete “full.” Please also consider a paragraph

Amy Miller August 11, 2016 Page 26

break beginning with “For purposes of other investment policies…” to separate the preceding discussion regarding valuation for Rule 35d-1 purposes, and the remainder of the section which addresses valuation for other investment policies and restrictions (i.e., other than for Rule 35d-1 purposes).

Response: The Registrant’s response, set forth below, is substantially identical to the response provided to a similar comment to PIMCO ETF Trust’s Post-Effective Amendment No. 100 and various PIMCO Variable Insurance Trust’s Amendments, most recently Amendment No. 82.27

For each Fund that has adopted an 80% investment policy pursuant to Rule 35d-1, the Fund will count certain derivative instruments, such as interest rate swaps, credit default swaps in which the Fund is buying protection, options on swaps, and Eurodollar futures, at market value in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the exposure provided by these instruments is not equal to the full notional value of the derivative (collectively, “Market Value Derivatives”). With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, the Fund counts the full notional value of the derivative in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the Fund’s exposure to the underlying asset is equal to the notional value (collectively, “Notional Value Derivatives”). For purposes of monitoring a Fund’s compliance with its 80% investment policy, the aggregated securities and instruments (including the derivatives noted above) that are suggested by the Fund’s name are divided by the value of the Fund’s net assets plus borrowings for investment purposes.

Section 35(d) of the 1940 Act codifies the Congressional belief that investors may focus on a fund’s name to determine the fund’s investments and risks.28 The SEC adopted Rule 35d-1 to address certain fund names that are likely to mislead an investor about a fund’s investment emphasis. Furthermore, the requirement that a fund with a name subject to Rule 35d-1 invest at least 80% of its assets in the type of investment suggested by its name serves the purpose of providing an investor “greater assurance that the company’s investments will be consistent with its name.”29 The SEC adopted the rule so that investors were more fully informed about the type of investments to be made by the fund and the potential returns of those investments.

[27]

See Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 100, at comment 1 (Nov. 17, 2014); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 82, at comment 7 (June 28, 2016) (collectively, the “Prior Response on Valuing Derivatives”).

[28]	Investment Company Names, Investment Company Act Rel. No. 24828 at Sec. I (Jan. 17, 2001) (“35d-1 Adopting Release”).

[29]	35d-1 Adopting Release at Sec. I.

Amy Miller August 11, 2016 Page 27

The SEC, however, did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.30 In fact, as recently as 2011, the SEC requested comment on how derivatives should be valued for a variety of purposes and made reference to “notional value” in various instances in its release.31 For example, the SEC expressly requested comment as to whether notional value should be used for purposes of whether a fund is diversified, exposed to securities-related issuers, or is concentrated in a particular industry,32 while noting that a fund’s use of derivatives “also may raise issues” under other 1940 Act provisions, including Section 35(d) and Rule 35d-1.33 The Registrant believes the Derivatives Release indicates the SEC understands that notional value may be an acceptable way to value derivatives for certain purposes and, absent a clear directive to the contrary, that the SEC has not disapproved of the use of notional value in appropriate contexts, such as for purposes of aggregating relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name where the derivative provides exposure to the underlying asset equal to the notional value. Indeed, using notional value to calculate the value of Notional Value Derivatives in aggregating each Fund’s relevant

[30]

We note that the Staff has informally articulated a view that the various references in Rule 35d-1 to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) requires those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act (i.e., market value or fair value). The Registrant respectfully asserts that this view is neither dispositive nor persuasive given the purposes underlying the adoption of the rule, as described in greater detail herein. Also, in other rulemaking contexts, the SEC explicitly linked the Section 2(a)(41) definition of value to the use of “value” in a particular rule where it intended for the statutory definition to apply – a direct linkage that is notably missing from the text of Rule 35d-1 or the 35d-1 Adopting Release. See, e.g., Rules 2a-1, 2a-7, 3a-1 and 3a-8 under the 1940 Act, each of which specifically references the definition of value set forth in Section 2(a)(41) in the context of the rule’s use of “value.” As such, the Registrant respectfully asserts that use of the term “value” in Rule 35d-1 in connection with such Rule’s various references to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) does not require those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act.

[31]	Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Sept. 7, 2011) (“Derivatives Release”).

[32]	Derivatives Release at Secs. III.B.1., IV.D and V.C.

[33]	See Derivatives Release at n. 16.

Amy Miller August 11, 2016 Page 28

investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name, is a better indicator of potential investment return and more accurately aligns each Fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.

The Registrant believes this approach is further supported by language in the Rule 35d-1 adopting release. As originally proposed, the rule would have required a fund with a name that suggests the fund focuses its investments in particular securities to invest at least 80% of its assets in the indicated securities.34 In response to industry comments, the SEC modified this language to require that a fund with a name that suggests the fund focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments.35 The SEC specifically noted this change would permit an investment company to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.”36 Similarly, the adopting release stated that a fund with a name indicating an investment emphasis in a country or geographic region is permitted to count any investment, including derivatives, towards the 80% basket if such investment “would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”37

The Registrant believes these statements indicate that Rule 35d-1 is intended to ensure applicable fund names inform the investor of the “economic characteristics” and “economic fortunes and risks” of the fund’s investments based on investment exposure, not the mark-to-market value of the fund’s investments. For Notional Value Derivatives, the notional value is indicative of the potential return on a particular underlying asset, which means the notional value provides the most accurate measure of the “economic characteristics” or “economic fortunes and risks” of the derivative.38 If a Fund were to count only the mark-to-market value of Notional Value

[34]	35d-1 Adopting Release at n.13.

[35]	Id.

[36]	Id.

[37]	See 35d-1 Adopting Release at n. 26.

[38]

See also 35d-1 Adopting Release at n. 13, which permits funds to “look through” repurchase agreements to the collateral underlying the agreement and apply the repurchase agreement toward the 80% basket based on the type of securities comprising the collateral. This is indicative of the SEC’s view that the collateral underlying a repurchase agreement provides the better measure of a fund’s investment exposure attributable to the repurchase agreement, as opposed to the repurchase agreement counterparty. This view is also reflected in Rule 5b-3 under the 1940 Act, which permits a “look through” for purposes of Section 5 diversification testing and Section 12(d)(3) securities-related issuer testing, subject to certain conditions. Based on this reasoning in the 35d-1 Adopting Release, the Registrant believes it may also be appropriate to look through Notional Value Derivatives to the value of the underlying reference asset (i.e., the notional value) in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name.

Amy Miller August 11, 2016 Page 29

Derivatives for purposes of aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name, such calculation would not fully reflect the “economic characteristics” or “economic fortunes and risks” of the underlying assets to which the Fund is exposed by means of Notional Value Derivatives.

Accordingly, the Registrant believes using the notional value to calculate the value of Notional Value Derivatives in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name is appropriate because the Fund’s exposure to the underlying assets is equal to the full notional value of the Notional Value Derivatives. By using a different measure of value (e.g., mark-to-market) with respect to Notional Value Derivatives, the Registrant believes a Fund faces the possibility that the Fund’s name, and ultimately its investors, will not take into account potential future gains and losses associated with the Fund’s Notional Value Derivatives, and that the Fund’s return could differ from the investments suggested by the Fund’s name.

As noted in our Prior Response on Valuing Derivatives, for purposes of monitoring a Fund’s compliance with its Rule 35d-1 80% investment policy, the aggregated securities and instruments (including derivatives) that are suggested by the Fund’s name are divided by the value of the Fund’s net assets plus borrowings for investment purposes. In other words, for purposes of the 80% calculation, each derivative suggested by the Fund’s name is, for purposes of the numerator of the 80% calculation, either a Market Value Derivative or a Notional Value Derivative (as such terms are defined and explained in part (i) of this response) because the Fund’s exposure to the underlying asset is equal to the market value or notional value, respectively. The denominator of the 80% calculation is the Fund’s net assets plus borrowings for investment purposes, which takes derivatives at their market value because the rule includes the defined term “Assets” as a reference to net assets for purposes of the 80% calculation which implies that the denominator should be measured at market value.

With respect to the meaning of “full exposure value,” that term is defined in the SAI to mean the sum of the notional amount for the contract plus the market value. Full exposure value is used only with respect to testing a Fund’s credit default swaps’ compliance with certain guidelines (e.g., a minimum credit quality guideline), and is not used for purposes of testing for compliance with a Fund’s Rule 35d-1 80% investment policy. With respect to the difference between “full notional value” and “notional value,” we confirm that these terms have the same meaning.

Amy Miller August 11, 2016 Page 30

Comment 23: The Principal Investment Strategies of certain Funds state that the Fund “may invest, without limitation” in mortgage- or asset-backed securities. Moreover, the SAI states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.”

The Staff believes that the Trust’s position as currently worded conflicts with Section 8(b)(1)(E) of the Investment Company Act of 1940 by allowing the Funds to reserve freedom of action to concentrate in privately-issued mortgage-related securities and/or in certain asset-backed securities (“ABS”).

As has been previously conveyed to the Trust, the Staff’s view is that investments in privately issued mortgage-related securities should be counted as investments in a single industry or group of industries for purposes of the Trust’s concentration policy. Accordingly, the Staff reiterates its disagreement with the Trust’s prior responses to similar comments made by the Staff. With respect to ABS, the Staff similarly does not believe that it is reasonable to categorically exclude ABS as investments in any industry or group of industries given that ABS is an umbrella term that includes a wide range of assets representing multiple industries. The Trust’s prospectuses and SAI broadly define ABS to include “auto loans, accounts receivable such as credit card receivables and hospital account receivables, home equity loans, student loans, boat loans, mobile home loans, recreational vehicle loans, manufactured housing loans, aircraft leases, computer leases and syndicated bank loans,” in addition to other types of ABS. In the Staff’s view, the Trust must look through any ABS to determine the industry represented by the underlying receivables (e.g., auto loans, aircraft leases, etc.) for industry classification purposes with respect to the Trust’s concentration policy.

Please remove all statements from the prospectuses and SAI that suggest the Funds may invest without limit in privately-issued mortgage-related securities and/or “any ABS,” and similarly revise the SAI consistent with the Staff’s comments. In your response, please also provide the percentage of each Fund’s assets invested in privately-issued mortgage-related securities in excess of 25% of the Fund’s total assets as of a recent date. Please provide the same information with respect to any other type of ABS, broken out by underlying industries, in which each Fund invests more than 25% of total assets. Finally, if the Trust has adopted internal operating policies limiting a Fund’s investment in a type of ABS, please disclose the internal operating policies in the SAI.

Amy Miller August 11, 2016 Page 31

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response below is derived from the more detailed response provided to the comment on Post-Effective Amendment No. 174,39 as supplemented by subsequent letters from PIMCO to the Staff. As articulated in detail in such prior correspondence with the Staff, we disagree with any assertion that the Registrant’s stated policy conflicts with Section 8(b)(1)(E) of the 1940 Act.

Notwithstanding the Registrant’s position, consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing series of the Registrant included in PEA 284 has adopted an internal operating policy limiting such Fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same Funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. All series of the Registrant included in PEA 284, including those registered after June 30, 2011, have adopted the same policies. These policies are operating policies of the Funds; they are not fundamental investment restrictions.

With respect to investment in privately issued asset-backed securities other than mortgage-backed securities (“Non-Mortgage-Backed Private ABS”), each Fund included in PEA 284 has adopted an internal operating policy limiting such Fund’s investment in Non-Mortgage-Backed Private ABS to no more than 25% of the Fund’s assets. Accordingly, the Registrant respectfully declines to look through Non-Mortgage-Backed Private ABS to classify them by their underlying receivable(s) for concentration policy purposes. The Registrant’s internal operating policy reflects its view that it is reasonable to classify all Non-Mortgage-Backed Private ABS as a group that is subject to a 25% of total assets limitation, which has the practical effect of treating such securities as being equivalent to a “particular industry” for purposes of the Registrant’s concentration policy to not concentrate “in a particular industry.” As of June 30, 2016, no Fund’s investment in Non-Mortgage-Backed Private ABS had exceeded 25% of its total assets. In addition, as of June 30, 2016, no Fund had invested in excess of 25% of its total assets in a combination of Private RMBS and Private CMBS in the aggregate, let alone either grouping of securities measured separately.

[39]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Amy Miller August 11, 2016 Page 32

For the avoidance of doubt, the three separate internal operating policies described above apply to all series of the Registrant (excluding the Private Account Portfolio Series), PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series and PIMCO Equity Series VIT.

                    *                     *                    *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 284 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

August 11, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 284 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 387 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on May 27, 2016 (the “Registration Statement”), the Registrant hereby acknowledges that:

●	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

●

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

●

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

President

cc:	Douglas P. Dick

Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan G. Leshaw